Art 7/9/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02022777

SEC MAIL PROCESSING SECTION RECEIVED JUL 0 2002 WASH, D.C. 154

SEC FILE NUMBER
8- 32361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1,2001 (MM/DD/YY) AND ENDING April 30,2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenneth Jerome & Co Inc.
10-015541-C5

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P O Box 38
(No. and Street)

Florham Park New Jersey 07932
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kaplon 973-966-6669
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph D. Kremer C.P.A.
(Name — *if individual, state last, first, middle name*)

488 So. Main St (Address) Centerville (City) Ma. (State) 02632 (Zip Code)

PROCESSED
JUL 12 2002
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert Kaplon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Kenneth Jerome & Co. Inc., as of

April 30, 2002, 19______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

____
Notary Public

ROSEMARIE RODOLA
A Notary Public of New Jersey
My Commission Expires Aug. 26, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH D. KREMER, CPA
POST OFFICE BOX 1173
MOUNTAINSIDE, N.J. 07092
(908) 789-8494
FAX (508) 771-6196

LEIGH J. KREMER, CPA
1141 LINCOLN SQUARE
POST OFFICE BOX 2078
ELBERON, N.J. 07740
(908) 571-2266
FAX (908) 571-7829

June 14, 2002

Kenneth Jerome & Co., Inc.
147 Columbia Turnpike
Florham Park, NJ 07932

Gentlemen:

We have audited the "Net Capital Computation" and the "Computation of 15c3-3 Reserve Requirements" and find no material differences.

Joseph D. Kremer & Co.
Certified Public Accountants

JDK:lak

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH D. KREMER, CPA
POST OFFICE BOX 1173
MOUNTAINSIDE, N.J. 07092
(908) 789-8494
FAX (508) 771-6196

June 14, 2002

LEIGH J. KREMER, CPA
1141 LINCOLN SQUARE
POST OFFICE BOX 2078
ELBERON, N.J. 07740
(908) 571-2266
FAX (908) 571-7829

Kenneth Jerome & Co., Inc.
147 Columbia Turnpike
Florham Park, NJ 07932

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Kenneth Jerome & Co , Inc. as of April 30, 2002, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenneth Jerome & Co, Inc. as of April 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Joseph D. Kremer & Co.
Certified Public Accountants

KENNETH JEROME & CO., INC.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2002

ASSETS

Current Assets		
Cash in Banks - Unrestricted	$ 143,804.52	
Cash Deposit - At Clearing Broker	50,129.30	
Commissions Receivable	961.00	
Securities - Cost	7,770.00	
Prepaid Taxes	3,816.00	
Total Assets		$ 206,480.82

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
Accrued Expenses	-0-	
Payroll Taxes Payable	-0-	
Income Taxes Payable	-0-	
Total Liabilities		-0-
Shareholders' Equity		
Common Stock	373.81	
Additional Paid-In Capital	114,626.19	
Retained Earnings	91,480.82	
Total Shareholder's Equity		206,480.82
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		206,480.82

The accompanying notes are an integral part of the financial statement.

KENNETH JEROME & CO., INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIOD ENDED APRIL 30, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE MAY 1, 2001	373,814	$ 374	$ 114,626	$100,977	$ 215,977
Increases During the Period	-0-	-0-	-0-	-0-	-0-
Net (Loss) for the Period				(9,496)	(9,496)
BALANCE APRIL 30, 2002	373,814	374	114,626	91,481	206,107

KENNETH JEROME & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2002

Revenue		
Commission Income	$ 360,270.43	
Interest and Dividends	3,593.84	
Trading Income - Net of Errors	40,950.55	
Total Revenue		$ 404,814.82
Operating Expenses		
Salaries of Principals	95,833.00	
All Other Operating Expenses	318,477.97	
Total Operating Expenses		414,310.97
NET (LOSS)		(9,495.15)

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

KENNETH JEROME AND CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2002

Cash Flows from Operations		
Net Income		$ (9,496.15)
Adjustments to Reconcile Net Income to Net Cash Provided - Depreciation		-0-
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Assets		
Commissions Receivable	$ 10,530.50	
Securities - Cost	630.00	
Prepaid Taxes	2,774.00	
Increase (Decrease) in Liabilities:		
Accrued Expenses	-0-	
Income Taxes Payable	-0-	
		13,934.50
Net Increase in Cash and Cash Equivalents		4,438.35
Cash and Equivalents - Beginning of Year		189,495.47
Cash and Equivalents - End of Year		193,933.82

KENNETH JEROME & CO., INC.
NOTES TO FINANCIAL STATEMENT
APRIL 30, 2002

NOTE A - **Summary of Significant Accounting Policies**

Kenneth Jerome & Co., Inc. is engaged in the securities business, operating one office in Florham Park, New Jersey

1. **Method of Accounting**

The accompanying financial statements have been prepared using the accrual method of accounting. Revenue is recognized at the time a transaction is made. The Company operates under a clearing agreement with a member firm of the New York Stock Exchange.

2. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Office Fixtures and Equipment and Depreciation**

Office fixtures and equipment is recorded at cost and has been written off under Section 179 of the Internal Revenue Code. Depreciation for 2001 amounted to $-0-.

4. **Income Taxes**

There is no difference between book income tax expense and tax return income tax expense.

5. **Concentration of Risk**

There are no concentration of risk issues.

KENNETH JEROME & CO., INC.
NOTES TO FINANCIAL STATEMENT
APRIL 30, 2002

NOTE B - **Long-Term Leases**

The Company occupies premises at 147 Columbia Turnpike in Florham Park, New Jersey under a lease that expires on March 31, 2005. Rental obligations for the years ended after April 30, 2002, is as follows:

Year Ended April 30, 2003	$ 21,530.64
Year Ended April 30, 2004	21,530.64
Year Ended April 30, 2005	19,736.42

Management anticipates renewing the lease will not be a problem, and that the Company will continue business in its present location.

KENNETH JEROME & CO., INC.

NET CAPITAL

APRIL 30, 2002

ASSETS

Cash in Bank - Unrestricted	$ 143,805
Commissions Receivable	961
Cash Deposits - Clearance	50,129
Securities - F.M.V.	270
Total Assets - Allowable	195,165
LIABILITIES	-0-
Net Capital Before Haircuts	195,165
HAIRCUTS	90
Net Capital	195,075
Net Capital Requirement	100,000
Excess Net Capital	95,075

KENNETH JEROME & CO., INC.

SUPPLEMENTAL INFORMATION

APRIL 30, 2002

The Company, as an Introducing Broker - Dealer, claims exemption from Rule 15c3-3 under Section K (2) (b) of such Rule.

The Company is a member of SIPC and has filed the form and paid the assessment required thereon.

Under NASD Notice to Members 89-25, the Company claims waiver of the preparation of the Supplemental Accountant's Report regarding SIPC membership.

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH D. KREMER, CPA
POST OFFICE BOX 1173
MOUNTAINSIDE, N.J. 07092
(908) 789-8494
FAX (508) 771-6196

LEIGH J. KREMER, CPA
1141 LINCOLN SQUARE
POST OFFICE BOX 2078
ELBERON, N.J. 07740
(908) 571-2266
FAX (908) 571-7829

June 14, 2002

Kenneth Jerome & Co., Inc.
147 Columbia Turnpike
Florham Park, NJ 07932

Gentlemen:

We have audited the "Net Capital Computation" and the "Computation of 15c3-3 Reserve Requirements" and find no material differences.

Joseph D. Kremer & Co.
Certified Public Accountants

JDK:lak

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH D. KREMER, CPA
POST OFFICE BOX 1173
MOUNTAINSIDE, N.J. 07092
(908) 789-8494
FAX (508) 771-6196

LEIGH J. KREMER, CPA
1141 LINCOLN SQUARE
POST OFFICE BOX 2078
ELBERON, N.J. 07740
(908) 571-2266
FAX (908) 571-7829

June 14, 2002

Board of Directors
Kenneth Jerome, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Kenneth Jerome, Inc. (the Company), for the year ended April 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness and net c capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evolution of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the N.A.S.D. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph D. Kremer & Co.
Mountainside, New Jersey

JDK:lak